Filed pursuant to Rule 433

Registration Statement 333-128872

Relating to Prospectus Supplement

dated January 10, 2006

Republic of Panama

Ministerio de Economía y Finanzas

Dirección de Crédito Público

Vía España y Calle 52

Edificio Ogawa, Piso 4

Apartado 2694, Zona 3

Panama, Republic of Panama

FOR IMMEDIATE RELEASE

January 17, 2006

Panama, Republic of Panama - The Republic of Panama (“Panama”) in accordance with the schedule of its previously announced invitation (the “Invitation”) to holders of the following global bonds:

•	10.75% U.S. Dollar-Denominated Global Bonds due 2020 (ISIN: US 698299AM62) (the “2020 Bonds”);

•	9.375% Global Bonds due 2023 (ISIN: US698299AS33) (the “2023 Bonds”);

•	8.875% U.S. Dollar-Denominated Global Bonds due 2027 (ISIN: US698299AD63) (the “2027 Bonds”);

•	9.375% U.S. Dollar-Denominated Global Bonds due 2029 (ISIN: US698299AK07) (the “2029 Bonds”); and

•	8.125% Global Bonds due 2034 (ISIN: US698299AT16) (the “2034 Bonds”, and, together with the 2020 Bonds, the 2023 Bonds, the 2027 Bonds and the 2029 Bonds, the “Old Bonds”)

to submit, in a reverse modified Dutch auction, offers to exchange such bonds for U.S. Dollar-Denominated Amortizing Global Bonds due 2036 (the “2036 Bonds”), announced today that:

•	the 2036 Bond Spread will be 2.30%; and

•	the maximum clearing spread for each of the Old Bonds will be as follows:

•	2020 Bonds: 1.73%;

•	2023 Bonds: 2.02%;

•	2027 Bonds: 2.15%;

•	2029 Bonds: 2.28%; and

•	2034 Bonds: 2.30%.

The Invitation is scheduled to expire at 4:30 p.m. (New York City time) today, January 17, 2006 (the “Expiration Date”), unless extended or earlier terminated. Under the current schedule, the following information will be announced at or around 11:00 A.M., New York City time, tomorrow, January 18, 2006, or as soon thereafter as possible:

•	the clearing spread for each series of the Old Bonds accepted in exchange for 2036 Bonds and the resulting Old Bond Exchange Price for each series of the Old Bonds accepted in exchange for 2036 Bonds pursuant to the reverse modified Dutch auction;

•	the 2031 UST Benchmark Rate (which will be selected approximately thirty minutes before the announcement time on the announcement date);

•	the aggregate principal amount of each series of Old Bonds accepted in exchange for 2036 Bonds (which could, in the case of any series, be zero);

•	the aggregate principal amount of 2036 Bonds to be issued pursuant to the Invitation (which could be zero);

•	the 2036 Bond Coupon;

•	the 2036 Bond Issue Price; and

•	information concerning any applicable proration.

Settlement of the Invitation, including delivery of 2036 Bonds and cash amounts in respect of rounding and accrued interest payments against good delivery of Old Bonds, is expected to occur on January 26, 2006.

The Invitation will be conducted pursuant to a reverse modified Dutch auction as to the spread over the 2031 UST Benchmark Rate for each series of the Old Bonds. You may make your offer in the form of a competitive or noncompetitive offer.

You may submit one or more competitive offers with respect to the spread on the Old Bonds during the submission period. If you elect to submit a competitive offer, your bond instructions must specify an offer spread in increments of 0.01%.

If Panama accepts your competitive offer, you will be entitled to the benefit of the applicable clearing spread for your Old Bonds, even if you specified a higher offer spread in your competitive offer. If, however, you specify an offer spread that is lower than the clearing spread selected by Panama for the applicable Old Bonds, you will not be entitled to participate in the exchange of the Old Bonds for the 2036 Bonds.

Alternatively, during the submission period, you may submit a noncompetitive offer that does not specify an offer spread, or that specifies an offer spread that is equal to or greater than the maximum clearing spread announced by Panama. If Panama accepts your noncompetitive offer, you will be entitled to the benefit of the applicable clearing spread, which will be equal to or less than the maximum clearing spread announced by Panama.

All offers, including noncompetitive offers, may be subject to proration. There is no limit on the principal amount of Old Bonds that may be offered for exchange.

You may submit one or more competitive offers by submitting or causing to be submitted your exchange offer including offer spreads for each relevant series of Old Bonds to the clearing systems. Competitive offers must specify:

•	a maximum spread lower than the maximum clearing spread announced by Panama that you would be willing to accept as a clearing spread; this maximum offer spread is your “offer spread”; and

•	the series and original principal amount of Old Bonds that you are willing to exchange for 2036 Bonds at your offer spread.

If your competitive offer is accepted by Panama, you will be entitled to the benefit of the clearing spread, even if you specified an offer spread higher than the clearing spread in your competitive offer.

The principal amount of each series of Old Bonds you may offer for exchange in a competitive offer must be an integral multiple of U.S.$1,000 and cannot be less than U.S.$1,000 principal amount per series of Old Bonds.

You may submit a noncompetitive offer by specifying the series and principal amount of Old Bonds that are the subject of your noncompetitive offer without designating an offer spread, or by specifying an offer spread that is equal to or greater than the maximum clearing spread announced by Panama. If Panama accepts your noncompetitive offer, you will be entitled to the benefit of the clearing spread.

The principal amount of each series of Old Bonds you may offer for exchange in a noncompetitive offer must be an integral multiple of U.S.$1,000 and cannot be less than U.S.$1,000 principal amount per series of Old Bonds.

Accepted offers are subject to proration, as described in the Prospectus Supplement under “Terms of the Invitation—Acceptance of Exchange Offers; Proration.”

If you desire to offer your Old Bonds and your Old Bonds are held through Euroclear System plc (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”), you must arrange for a direct participant in Euroclear or Clearstream, Luxembourg to deliver your exchange offer, which includes your bond instructions, to Euroclear or Clearstream, Luxembourg in accordance with the deadlines specified by Euroclear or Clearstream, Luxembourg. Only a direct participant in Euroclear or Clearstream, Luxembourg may submit an exchange offer to Euroclear or Clearstream, Luxembourg.

If you hold Old Bonds through The Depository Trust Company (“DTC”), you must arrange for a direct participant in DTC to submit your exchange offer to DTC through DTC’s Automated Tender Offer Program (“ATOP”) and follow the procedure for book-entry transfer set forth below. DTC has confirmed that the Invitation is eligible for ATOP. Accordingly, a DTC participant whose name appears on a security position listing as the holder of the Old Bonds must electronically transmit its submission of an exchange offer by causing DTC to irrevocably transfer Old Bonds in the participant’s account to the exchange agent’s account at DTC in accordance with DTC’s ATOP procedures for such a transfer. DTC will only process exchange offers submitted through DTC’s ATOP system at or prior to 4:15 P.M., New York City time, on the Expiration Date. Your offer must be submitted through DTC’s ATOP system in accordance with the deadlines and procedures established by DTC, and an Agent’s Message with respect to your exchange offer must be received by the exchange agent at or prior to 4:30 P.M., New York City time, on the Expiration Date.

You may request that a joint dealer manager submit an exchange offer on your behalf. In order to do this, you will need to communicate your request to such joint dealer manager, who is under no obligation to act on your behalf and may impose additional conditions on exchange offers made by such joint dealer manager on your behalf. Panama will not require any holder making an exchange offer through a joint dealer manager or a joint dealer manager submitting an exchange offer on its own behalf to deliver blocking or bond instructions prior to the Expiration Date. But the holder from whose DTC, Euroclear or Clearstream, Luxembourg account the Old Bonds will be debited, or the joint dealer manager, must deliver, and DTC, Euroclear or Clearstream, Luxembourg, as applicable, must receive, blocking or bond instructions with respect to any such exchange offers accepted by Panama no later than one trading day after the announcement date.

If you hold your Old Bonds through a custodian, you may not submit an exchange offer directly. You should contact that custodian to submit an exchange offer on your behalf.

If you are in Luxembourg, you may contact and submit, or arrange to have submitted, your exchange offer to the Luxembourg exchange agent according to one of the methods described above. If you submit, or arrange to have submitted, your exchange offer to the Luxembourg exchange agent, you must simultaneously copy the exchange agent on such submission in order for your exchange offer to be properly submitted. Any services in connection with the Invitation may be performed in Luxembourg, at the offices of the Luxembourg exchange agent, where all information and documentation in connection with the Invitation will be available free of charge.

Panama reserves the right, in its sole discretion, not to issue any 2036 Bonds. If Panama decides to issue any 2036 Bonds pursuant to the Invitation, it will issue at least U.S.$500,000,000 aggregate principal amount of 2036 Bonds.

The submission period will end and the Invitation will expire at 4:30 P.M., New York City time, today, January 17, 2006. Exchange offers will become irrevocable upon expiration of the Invitation on the Expiration Date. However, any exchange offers may be withdrawn prior to the expiration of the Invitation on the Expiration Date in accordance with the procedures described in the Prospectus Supplement.

The Prospectus Supplement and the Prospectus incorporate by reference Panama’s Annual Report on Form 18-K for 2004 that has been filed with the U.S. Securities and Exchange Commission (“SEC”).

Copies of the Invitation may be obtained free of charge from the information agent, the exchange agent or one of the joint dealer managers. Holders of Old Bonds considering participating in the Invitation should carefully consider the risk factors discussed under “Risk Factors” in the Prospectus Supplement. The Prospectus referred to above is incorporated herein by reference and may be accessed by clicking the following hyperlink: http://www.sec.gov/Archives/edgar/data/76027/000119312506004142/d424b5.htm.

Amendment to the Invitation

Reference is made to the section in the Prospectus Supplement entitled “Terms of the Invitation—Calculation of Old Bond Exchange Prices and 2036 Bond Issue Price—Calculation of 2036 Bond Issue Price; Maximum Clearing Spread”. Panama hereby announces that the 2036 Bond Coupon will be selected so that it results in a price equal to or greater than U.S.$980 per U.S.$1,000 principal amount of 2036 Bonds. Although this figure may be a multiple of 1/8, as described in the Prospectus Supplement, Panama reserves the right, in its sole discretion, to select a number that is not a multiple of 1/8.

The information agent, the exchange agent and the Luxembourg exchange agent for the Invitation are:

D.F. King & Co., Inc.	Citibank, N.A.	Dexia Banque Internationale à

48 Wall Street, 22nd Floor

New York, New York 10005

United States

Banks and Brokers call: 1-212-269-5550

(Collect)

All others call: 1-800-290-6431 (Toll free)

2 London Wall Buildings, 2nd Floor

London Wall, London EC2M 5PP,

England

Telephone: +(44) 20 7920

Citigroup Centre, Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Attention: Exchange Operations

Reference: Republic of Panama Exchange

Offer

Facsimile: +44 20 7508 3866

Telephone: +44 20 7508 3867

E-mail: exchange.gats@citigroup.com

Luxembourg, société anonyme

69 route d’Esch

L-2953 Luxembourg

Attention: Transaction Execution

Group

Attention: Luxembourg Exchange

Agent

Reference: Republic of Panama

Facsimile: (352) 4590 4227

Telephone: (352) 45901

The joint dealer managers for the Invitation are:

HSBC 452 Fifth Avenue New York, New York 10018 United States Inside the U.S.: Toll Free 1-866-898-6997 Outside the U.S.: Call Collect 1-212-525-5319	JPMorgan 270 Park Avenue New York, New York 10017 United States Inside the U.S.: Toll Free 1-877-217-2484 Outside the U.S.: Call Collect 1-212-834-7306

Panama has filed a registration statement (including the prospectus and the prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents Panama has filed with the SEC for more complete information about Panama and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint dealer managers, the information agent, the exchange agent or the Luxembourg exchange agent will arrange to send you the prospectus if you request it by calling any of HSBC toll-free at 1-866-898-6997, JPMorgan toll-free at 1-877-217-2484 or the information agent toll-free at 1-800-290-6431.

Panama is making the Invitation only in those jurisdictions where it is legal to do so. The Invitation is void in all jurisdictions where it is prohibited. If materials relating to the Invitation come into your possession, you are required by Panama to inform yourself of and to observe all of these restrictions. The materials relating to the Invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Invitation be made by a licensed broker or dealer and any joint dealer manager or any affiliate of a joint dealer manager is a licensed broker or dealer in that jurisdiction, the Invitation shall be deemed to be made by such joint dealer manager or such affiliate on behalf of Panama in that jurisdiction.

United Kingdom: Stabilisation/FSA.